

February 18, 2026

Daniel S. O'Toole
Chief Executive Officer
Arrive AI Inc.
9100 Fall View Drive
Fishers, Indiana 46037

> **Re: Arrive AI Inc.**
> **Registration Statement on Form S-1**
> **Filed February 10, 2026**
> **File No. 333-293347**

Dear Daniel S. O'Toole:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joseph M. Lucosky